===============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 4
                                     to
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                                CONRAIL INC.

                         (Name of Subject Company)

                                CONRAIL INC.

                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $1.00 per share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

    Series A ESOP Convertible Junior Preferred Stock, without par value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                    N/A
                   (CUSIP Number of Class of Securities)

                             James D. McGeehan
                            Corporate Secretary
                                Conrail Inc.
                             2001 Market Street
                            Two Commerce Square
                      Philadelphia, Pennsylvania 19101
                               (215) 209-4000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000
===============================================================================

                                INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996 and November 13, 1996 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On November 15, 1996, Norfolk filed its Second Amended Complaint for Declaratory and Injunctive Relief in the United States District Court of the Eastern District of Pennsylvania against Conrail, CSX and the directors of Conrail. Norfolk's second amended complaint amends its original complaint, as amended, filed as Exhibit
(c)(4) hereto, principally by asserting additional allegations of misrepresentations and omissions of material fact. Conrail believes that the allegations set forth in Norfolk's second amended complaint are entirely without merit. The Norfolk second amended complaint specifically alleges the following misrepresentations and omissions of material fact by Conrail and CSX (capitalized terms used in the following quoted paragraphs not defined herein shall have the meanings set forth in the Norfolk second amended complaint):

          "95. On October 15, 1996, Conrail and CSX issued press releases announcing the CSX transaction, and Conrail published and filed preliminary proxy materials with the SEC. On October 16, 1996, CSX filed and published its Schedule 14D-1 Tender Offer Statement and Conrail filed its
Schedule 14D-9 Solicitation/Recommendation Statement. These communications to Conrail's shareholders reflect a scheme by defendants to coerce, mislead and fraudulently manipulate such shareholders to swiftly deliver control of Conrail to CSX and effectively frustrate any competing higher bid.

          96. Conrail's Preliminary Proxy Statement contains the following misrepresentations of fact:

               (a) Conrail states that "certain provisions of Pennsylvania law effectively preclude . . . CSX from purchasing 20% or more" of Conrail's shares in the CSX Offer "or in any other manner (except the [CSX]
        Merger". This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business
        Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares.
        The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

               (b) Conrail states that its "Board of Directors believes that Conrail shareholders should have the opportunity to receive cash in the near term for 40% of [Conrail's] shares", and that "[t]he Board of Directors believes it is in the best interests of shareholders that they have the opportunity to receive cash for 40% of their shares in the near term". These statements are false. First of all, the Conrail Board believes that Conrail shareholders should have the opportunity to receive cash in the near-term for 40% of Conrail's shares only if such transaction will swiftly deliver effective control of Conrail to CSX. Second, the Conrail Board of Directors does not believe that such swift transfer of control to CSX is in the best interests of Conrail shareholders; rather, the Conrail Board of Directors believes that swift transfer of effective control over Conrail to CSX through the CSX Offer will lock-up the CSX Transaction and preclude Conrail shareholders from any opportunity to receive the highest reasonably available price in a sale of control of Conrail.

          97. CSX's Schedule 14D-1 contains the following misrepresentations of fact:

               (a)  CSX states that:

                      At any time prior to the announcement by
               [Conrail] or an Acquiring Person that an
               Acquiring Person has become such, [Conrail] may redeem the
               [Conrail Poison Pill Plan] rights. . . .

        This statement is false.  In fact, the Conrail Poison
        Pill rights are redeemable any time prior to the Distribution Date. After the Distribution Date, they cannot be redeemed. CSX further states that:

                      The terms of the [Conrail Poison Pill]
               rights may be amended by the [Conrail Board] without the consent of the holders of the Rights . . . to make any other provision with respect to the Rights which [Conrail] may deem desirable;
               provided that from and after such time as Acquiring Person becomes such, the Rights may not be amended in any manner which would adversely affect the interests of holders of Rights.

        This statement is also false. The Conrail Board's power to freely amend the poison pill rights terminates on the Distribution Date, not the date when someone becomes an Acquiring Person. These misrepresentations operate to conceal the fact that the Conrail Board will lose its power to control the drastic effects of the poison pill ten days following commencement of a competing tender offer.

               (b) CSX states that the "purpose of the [CSX] Offer is for [CSX] . . . to acquire a significant equity interest in [Conrail] as the first step in a business combination of [CSX] and [Conrail]". This statement is false. The purpose of the CSX Offer is to swiftly transfer effective control over Conrail to CSX in order to lock up the CSX Transaction and foreclose the acquisition of Conrail by any competing higher bidder.

               (c) CSX states that "the Pennsylvania Control Transaction Law effectively precludes [CSX, through its acquisition subsidiary] from purchasing 20% or more of Conrail's shares pursuant to the [CSX] Offer". This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

          98. Conrail's Schedule 14D-9 states that "the [CSX Transaction] . . . is being structured as a true merger-of-equals transaction". This statement is false. The CSX Transaction is being structured as a rapid, locked-up sale of control of Conrail to CSX involving a significant, albeit inadequate, control premium.

          99.  Each of the Conrail Preliminary Proxy Statement, the CSX
Schedule 14D-1, and the Conrail Schedule 14D-9 omit to disclose the following material facts, the disclosure of which are necessary to make the statements made in such documents not misleading:

               (a) That the Conrail Board will lose its power to redeem or freely amend the Conrail Poison Pill Plan rights on the "Distribution Date", which will occur 10 business days from the date when a competing tender offer for Conrail is commenced.

               (b)  That both Conrail (and its senior
        management) and CSX (and its senior management) knew (i) that NS was keenly interested in acquiring Conrail, (ii) that NS has the financial capacity and resources to pay a higher price for Conrail than CSX could, and
        (iii) that a financially superior competing bid for Conrail by NS was inevitable.

               (c) That Conrail management led NS to believe that if and when the Conrail Board determined to sell
        Conrail, it would do so through a process in which NS would be given the opportunity to bid, and that in the several weeks prior to the announcement of the CSX
        Transaction, defendant LeVan on two occasions prevented Mr. Goode from presenting an acquisition proposal to

        Conrail by stating to him that making such a proposal would be unnecessary and that Mr. LeVan would contact
        Mr. Goode concerning NS's interest in acquiring
        Conrail following (i) the Conrail Board's strategic planning meeting scheduled for September 1996 and (ii) a meeting of the Conrail Board purportedly scheduled for October 16, 1996.

               (d) That in September of 1994, NS had proposed a stock-for-stock acquisition of Conrail at an exchange ratio of 1.1 shares of NS stock for each share of Conrail stock, which ratio, if applied to the price of NS stock on the day before announcement of the CSX Transaction, October 14, 1996, implied a bid by NS worth over $101 per Conrail share.

               (e) That the CSX Transaction was structured to swiftly transfer effective, if not absolute voting control over Conrail to CSX, and to prevent any other bidders from acquiring Conrail for a higher price.

               (f) That although Conrail obtained opinions from Morgan Stanley and Lazard Freres that the consideration to be received by Conrail stockholders in the CSX Transaction was "fair" to such shareholders from a financial point of view, Conrail's Board did not ask its investment bankers whether the CSX Transaction consideration was adequate, from a financial point of view, in the context of a sale of control of Conrail such as the CSX Transaction.

               (g)  That although in arriving at their
        "fairness" opinions, both Morgan Stanley and Lazard Freres purport to have considered the level of consideration paid in comparable transactions, both investment bankers failed to consider the most closely comparable transaction-- NS's September 1994 merger proposal, which as noted above, would imply a price per Conrail share in excess of $101.

               (h)  That, if asked to do so, Conrail's
        investment bankers would be unable to opine in good faith that the consideration offered in the CSX Transaction is adequate to Conrail's shareholders from a financial point of view.

               (i)  That Conrail's Board failed to seek a
        fairness opinion from its investment bankers concerning the $300 million break-up fee included in the CSX
        Transaction.

               (j)  That Conrail's Board failed to seek a
        fairness opinion from its investment bankers concerning the Stock Option Agreement granted by Conrail to CSX in connection with the CSX Transaction.

               (k)  That the Stock Option Agreement is
        structured so as to impose increasingly severe dilution costs on a competing bidder for control of Conrail for progressively higher acquisition bids.

               (l) That the Conrail Board intends to withhold the filing of the Charter Amendment following its approval by Conrail's stockholders if the effectiveness of such amendment would facilitate any bid for Conrail other than the CSX Transaction.

               (m)  That the Charter Amendment and/or its
        submission to a vote of the Conrail shareholders is illegal and ultra vires under Pennsylvania law.

               (n)  That the Conrail Board's discriminatory
        (i) use of the Charter Amendment, (ii) amendment of the Conrail Poison Pill and (iii) action exempting the CSX Transaction from Pennsylvania's Business Combination Statute, all to facilitate the CSX Transaction and to preclude competing financially superior offers for control of Conrail, constitute a breach of the defendant directors' fiduciary duty of loyalty.

               (o) That Conrail's Board failed to conduct a reasonable, good faith investigation of all reasonably available material information prior to approving the CSX transaction and related agreements, including the lock-up Stock Option Agreement.

               (p)  That in recommending that Conrail's
        shareholders tender their shares to CSX in the CSX
        Offer, Conrail's Board did not conclude that doing so would be in the best interests of Conrail's shareholders.

               (q)  That in recommending that Conrail's
        shareholders approve the Charter Amendment, the Conrail Board did not conclude that doing so would be in the best interests of Conrail's shareholders.

               (r)  That in recommending that Conrail
        shareholders tender their shares to CSX in the CSX
        Offer, primary weight was given by the Conrail Board to interests of persons and/or groups other than Conrail's shareholders.

               (s)  That in recommending that Conrail
        shareholders tender their shares to CSX in the CSX Offer, primary weight was given to the personal interests of defendant LeVan in increasing his compensation and succeeding Mr. Snow as Chairman and Chief Executive Officer of the combined CSX/Conrail company.

               (t)  That the Continuing Director Requirement in
        Conrail's Poison Pill (described below in paragraphs 80 through 88, adopted by Conrail's board in September 1995 and publicly disclosed at that time, is illegal and ultra vires under Pennsylvania law and therefore is void and unenforceable.

               (u) That, in deciding to pursue a transaction with CSX, the Conrail Board relied on an internal management analysis that was based on public information as opposed to analysis by Conrail's financial advisers.

          100. In connection with the defendants' announcement of the Revised CSX Transaction on November 6, 1996 and the Conrail Board's Schedule 14D-9 recommendation against the NS Offer, defendants issued several false and misleading statements:

               (a)  In their joint press release dated November
        6, 1996, defendants:

                      (i) stated that the Conrail Board carefully
               considered the relative merits of the CSX
               Transaction and the NS Proposal, when in fact they specifically directed their financial advisors not to do so in rendering their fairness opinions;

                   (ii) claim that they have discovered
               additional synergies of $180 million that "will be realized" in connection with the CSX
               Transaction, yet omitted disclosure in the press release or in any disclosure materials of any support or explanation of how and why these claimed additional synergies were suddenly discovered at or about the time of announcement of the increase in the cash component of the CSX
               Transaction.

          (b) In CSX's Schedule 14D-1, Amendment No. 4, defendant CSX, with Conrail's knowing and active participation:

                      (i) states that the NS Proposal is a
               "nonbid," when in fact it is a bona fide superior offer that is available to Conrail shareholders if the Conrail board were to properly observe its fiduciary duties and recognize that the purported contractual prohibitions against doing so contained in the CSX Merger Agreement are illegal and unenforceable;

                    (ii) states falsely that Norfolk Southern
               initiated discussions with CSX during the weekend of November 2 and 3, when in fact CSX initiated those talks;

                   (iii) states that the November 2 and 3 talks
               concerned sales of Conrail assets to NS after an acquisition of Conrail by CSX, while in fact such discussions also included scenarios in which NS would acquire Conrail and then sell certain Conrail assets to CSX;

                    (iv) state that the Conrail board "carefully
               considered" the relative merits of a merger with Norfolk Southern rather than with CSX, while in fact Conrail's financial advisors were instructed not to do so in rendering their fairness opinions;

                      (v) fails to disclose the basis for and
               analysis, if any, underlying the "discovery" of an additional $180 million in CSX/Conrail merger synergies.

               (c) In Conrail's Schedule 14D-9 with respect to the NS Offer, defendant Conrail, with CSX's knowing and active participation:

                      (i) stated that Conrail's board of directors
               "unanimously recommends" that Conrail
               shareholders not tender their shares into the NS Offer while failing to disclose that the directors were bound by contract, under the CSX Merger Agreement, to make such recommendation, that such contractual obligation is void under Pennsylvania law, and what effect the unenforceability of such contractual obligation, if considered by the Conrail board, would have upon their recommendation;

                    (ii) stated that Conrail's board of directors
               "unanimously recommends" that Conrail
               shareholders who desire to receive cash for their shares tender their shares in the CSX Offer, while failing to disclose that the CSX Merger Agreement bound the directors contractually to make such recommendation, that such contractual obligation is void under Pennsylvania law, and what effect the unenforceability of such contractual obligation, if considered by the Conrail board, would have upon their recommendation;

                   (iii) failed to disclose that in negotiating
               the revised terms of the CSX Transaction, Conrail could have demanded, in consideration for agreeing to the revised terms, that its board of directors be released from the poison pill lock-in and 180-day lock-out provisions, that Conrail management and Conrail's advisors failed to so inform the Conrail board, and that instead, management unilaterally determined to negotiate an increase in the lock-out provision from 180 days to 270 days;

                    (iv) failed to disclose the basis for and
               analysis underlying the defendants "discovery" of $180 million in new CSX/Conrail merger synergies.

                      (v) failed to disclose the basis for the
               opinions of Conrail's investment bankers that the CSX Transaction was "fair" to shareholders from a financial perspective.

                    (vi) stated that, in rendering their fairness
               opinions to the Conrail Board, Conrail's financial advisers did not address the relative merits of the CSX and Norfolk Southern transactions, while failing to disclose that in fact Conrail's financial advisers provided Conrail with advice concerning the relative merits of the CSX and Norfolk Southern tender offers.

                   (vii) failed to disclose the substance of its
               financial advisers' advice concerning the relative merits of the CSX and Norfolk Southern transactions.

          (d) In Conrail's Schedule 14D-9, Amendment No. 4, with respect to the CSX Offer, defendant Conrail, with CSX's knowing and active participation:

                      (i) stated that Conrail's board of directors
               "unanimously recommends" that Conrail
               shareholders not tender their shares into the NS Offer while failing to disclose that the directors were bound by contract, under the CSX Merger Agreement, to make such recommendation, that such contractual obligation is void under Pennsylvania law, and what effect the unenforceability of such con-tractual obligation, if considered by the Conrail board, would have upon their recommendation;

                    (ii) stated that Conrail's board of directors
               "unanimously recommends" that Conrail
               shareholders who desire to receive cash for their shares tender their shares in the CSX Offer, while failing to disclose that the CSX Merger Agreement bound the directors contractually to make such recommendation, that such contractual obligation is void under Pennsylvania law, and what effect the unenforceability of such contractual obligation, if considered by the Conrail board, would have upon their recommendation;

                   (iii) failed to disclose that in negotiating
               the revised terms of the CSX Transaction, Conrail could have demanded, in consideration for agreeing to the revised terms, that its board of directors be released from the poison pill lock-in and 180-day lock-out provisions, that Conrail management and Conrail's advisors failed to so inform the Conrail board, and that instead, management unilaterally determined to negotiate an increase in the lock-out provision from 180 days to 270 days;

                    (iv) failed to disclose the basis for and
               analysis, if any, underlying the defendants
               "discovery" of $180 million in new CSX/Conrail merger synergies.

                      (v) failed to disclose the basis for the
               opinions of Conrail's investment bankers that the CSX Transaction was "fair" to shareholders from a financial perspective.

                    (vi) stated that, in rendering their fairness
               opinions to the Conrail Board, conrail's financial advisers did not address the relative merits of the CSX and Norfolk Southern transactions, while failing to disclose that in fact Conrail's financial advisers provided Conrail with advice concerning the relative merits of the CSX and Norfolk Southern tender offers.

                   (vii) failed to disclose the substance of its
               financial advisers' advice concerning the relative merits of the CSX and Norfolk Southern transactions."

     A copy of Norfolk's second amended complaint is attached hereto as Exhibit (c)(5) and is incorporated herein by reference, and the foregoing summary description is qualified in its entirety by reference to such exhibit.


Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (c)(5) Second Amended Complaint in Norfolk Southern et. al. v. Conrail Inc., et al., No. 96-CV-7167, filed on November 15, 1996 in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(12) to the CSX 14D-9).

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                 ------------------------------------
                                Name:  Timothy T. O'Toole
                                Title: Senior Vice President--Finance


Dated as of November 18, 1996

                               EXHIBIT INDEX

Exhibit                       Description                             Page No.

*(a)(1)          Text of press release issued by Conrail
                 dated October 23, 1996 (incorporated by
                 reference to Exhibit (a)(9) to the
                 Solicitation/Recommendation Statement on
                 Schedule 14D-9 of Conrail Inc. dated
                 October 16, 1996, as amended (the "CSX 14D-9"))...
*(a)(2)          Text of press release issued by Norfolk,
                 dated October 23, 1996 (incorporated by
                 reference to Exhibit (a)(8) to the CSX
                 14D-9)............................................
*(a)(3)          Text of press release issued by Conrail and
                 CSX dated November 6, 1996........................
*(a)(4)          Letter to shareholders of Conrail dated
                 November 6, 1996..................................
*(a)(5)          Text of press release issued by Conrail,
                 dated November 7, 1996 (incorporated by
                 reference to Exhibit (a)(16) to the CSX
                 14D-9)............................................
*(a)(6)          Text of press release issued by Conrail,
                 dated November 7, 1996 (incorporated by
                 reference to Exhibit (a)(17) to the CSX
                 14D-9)............................................
*(a)(7)          Text of press release issued by Conrail,
                 dated November 8, 1996 (incorporated by
                 reference to Exhibit (a)(18) to the CSX
                 14D-9)............................................
*(a)(8)          Text of press release issued by Conrail and
                 CSX, dated November 13, 1996 (incorporated
                 by reference to Exhibit (a)(19) to the CSX
                 14D-9)............................................
 (b)             Not applicable....................................
*(c)(1)          Pages 4-5 and 9-14 of Conrail's Proxy
                 Statement dated April 3, 1996 (incorporated
                 by reference to Exhibit (c)(7) to the CSX
                 14D-9)............................................

---------------------
* Previously filed

*(c)(2)          Employment Agreement of Mr. David M. LeVan
                 dated as of October 14, 1996 (incorporated
                 by reference to Exhibit (c)(5) to the CSX
                 14D-9)............................................
*(c)(3)          Change of Control Agreement of Mr. David M.
                 LeVan dated as of October 14, 1996
                 (incorporated by reference to Exhibit
                 (c)(6) to the CSX 14D-9)..........................
*(c)(4)          First Amended Complaint in Norfolk Southern
                 et al. v. Conrail Inc., et al., No. 96-CV-
                 7167, filed on October 28, 1996 in the
                 United States District Court for the
                 Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(9) to the
                 CSX 14D-9).......................................
(c)(5)           Second Amended Complaint in Norfolk
                 Southern et. al. v. Conrail Inc., et al.,
                 No. 96-CV-7167, filed on November 15, 1996 in
                 the United States District Court for the
                 Eastern District of Pennsylvania
                 (incorporated by reference to
                 Exhibit (c)(12) to the CSX 14D-9)................


---------------------
* Previously filed